This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd. 999 Canada Place World Trade Center, Suite 404 Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about January 17, 2007

Item 3.	News Release

January 17, 2007, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient Completes Equity Financing

Canadian-based oil and gas explorer Trans-Orient Petroleum Ltd. (OTCBB: TOPLF) has completed its previously announced private placement financing consisting of approximately 5.9 million equity units of the Company at a price of US$1.00 per unit.

Item 5.	Full Description of Material Change

Vancouver, BC, January 17, 2007 – Canadian-based oil and gas explorer Trans-Orient Petroleum Ltd. (OTCBB: TOPLF) has completed its previously announced private placement financing consisting of approximately 5.9 million equity units of the Company at a price of US$1.00 per unit.

Each unit consists of one common share and a half-warrant, with each full warrant entitling the holder to purchase an additional common share of the Company at a price of US$1.35 for a period of eighteen months from January 17, 2007, the date of closing. The units were placed with accredited investors outside of the United States with reliance on Regulation S under the Securities Act of 1933, as amended (the "US Securities Act"). All shares issued, including those issued upon exercise of the warrants, will be subject to a four-month resale restricted period in Canada. In addition, as such shares have not been registered under the US Securities Act or any state securities laws, they may only be offered or sold, absent registration, if an exemption from such registration requirements is available. At the Company’s option, after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice should the Company’s shares trade at or higher than $1.75 for ten consecutive trading days. Insiders of the Company purchased an aggregate of 500,000 units. No fees or material expenses were incurred in connection with the placement.

The capital from this financing will be allocated towards expanding the Company’s operations in New Zealand and Southeast Asia.

As at January 17, 2007 the Company has 36,495,225 shares issued and outstanding. (Fully diluted: 52,619,867)

Legal Note Under Rule 135c of the U.S. Securities Act

The securities referred to in this news release have not been registered under the U.S. Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Contact:
Dan Brown 604-682-6496
dbrown@iremco.com
www.transorient.com

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Peter Loretto, President and Chief Executive Officer (604) 682-6496

Item 9.	Date of Report

January 17, 2007

“Peter Loretto” _______________________________

Peter Loretto, President/Chief Executive Officer

Place of Declaration: Vancouver, British Columbia